Filed by SunCoke Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunCoke Energy Partners, L.P.

Commission File No.: 001-35782

The following is a slide presentation made publicly available in connection with the April 24, 2019 conference call by SunCoke Energy, Inc. with financial analysts to discuss first quarter 2019 earnings and results of operations. The slide presentation contains certain information regarding the previously announced proposed merger of SunCoke Energy, Inc. and its sponsored master limited partnership, SunCoke Energy Partners, L.P.

Investors and Media:

Andy Kellogg & Kory Kutzke

(630) 824-1907

SUNCOKE ENERGY, INC. ANNOUNCES STRONG FIRST QUARTER 2019 RESULTS

•	Net income attributable to SXC was $9.8 million, or $0.15 per share, in the current period compared to $8.7 million, or $0.13 per share, in the prior year period

•	Operating cash flow was $35.3 million in the current period compared to $57.3 million in the prior year period

•	Adjusted EBITDA for the quarter was $67.3 million, up 5 percent, versus the prior year period

•	Reaffirm full-year 2019 Consolidated Adjusted EBITDA guidance range of $265 million to $275 million

LISLE, Ill. (April 24, 2019) - SunCoke Energy, Inc. (NYSE: SXC) today reported results for the first quarter 2019, reflecting the strong performance at our Domestic Coke segment, including higher sales volumes at our Indiana Harbor facility driven by our oven rebuild initiative, which continues to deliver sustained operating results.

“We are pleased with the operational performance that our team delivered in the quarter despite the adverse weather conditions, which impacted operations across our business. We continue to execute against our 2019 objectives, and our record setting first quarter performance has positioned us well to achieve our full-year Adjusted EBITDA guidance,” said Mike Rippey, President and Chief Executive Officer of SunCoke Energy, Inc.

The Company has filed a Form S-4 Registration Statement in connection with the announced acquisition of all outstanding common units of SunCoke Energy Partners, L.P. (NYSE: SXCP) not already owned by SXC in a stock-for-unit exchange transaction (the “Simplification Transaction”). Rippey continued, “Our team has made significant progress working to close the Simplification Transaction and we continue to be encouraged by the benefits it will allow us to achieve, including a simplified corporate structure, increased liquidity and improved financial flexibility. Together, these benefits will best-position the Company to execute against our strategic objectives and create immediate and long-term value for SunCoke stakeholders.”

FIRST QUARTER CONSOLIDATED RESULTS

	Three Months Ended March 31,
(Dollars in millions)	2019	2018	Increase
Revenues	$391.3	$350.5	$40.8
Adjusted EBITDA(1)	$67.3	$64.0	$3.3
Net income attributable to SXC	$9.8	$8.7	$1.1

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.

Revenues during the first quarter 2019 increased $40.8 million compared to the prior year period, primarily reflecting the pass-through of higher coal prices as well as higher sales volumes in our Domestic Coke segment.

Adjusted EBITDA during the first quarter 2019 increased $3.3 million to $67.3 million, driven by improved performance in our Domestic Coke segment.

Net income attributable to SXC was $9.8 million, or $0.15 per share, for the first quarter 2019. The results reflect improved operating results discussed above partially offset by higher depreciation expense, primarily due to the revisions in the estimated useful lives of certain assets in our Domestic Coke segment made during the third quarter 2018.

FIRST QUARTER SEGMENT RESULTS

Domestic Coke

Domestic Coke consists of cokemaking facilities and heat recovery operations at our Jewell, Indiana Harbor, Haverhill, Granite City and Middletown plants.

	Three Months Ended March 31,
(Dollars in millions, except per ton amounts)	2019	2018	Increase
Revenues	$359.3	$318.1	$41.2
Adjusted EBITDA(1)	$58.5	$54.3	$4.2
Sales volumes (thousands of tons)	1,004	974	30
Adjusted EBITDA per ton(2)	$58.27	$55.75	$2.52

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.
(2)	Reflects Domestic Coke Adjusted EBITDA divided by Domestic Coke sales volumes.

Revenues increased $41.2 million primarily reflecting the pass-through of higher coal prices and increased sales volumes.

Adjusted EBITDA increased $4.2 million and benefited $2.6 million from higher volumes primarily due to the performance of the rebuilt ovens at our Indiana Harbor facility. Additionally, the timing of planned outage costs resulted in a benefit of $1.0 million as compared to the prior year period. The remaining improvement was due to an increase in coal cost recovery and yields driven by higher coal prices during the current period. This benefit was partially offset by the impact from heavy rainfalls, which elevated coal moisture levels and negatively impacted coal-to-coke yields and Adjusted EBITDA.

Logistics

Logistics consists of the handling and mixing services of coal and other aggregates operated by SunCoke Energy Partners, L.P. at our Convent Marine Terminal (“CMT”), Lake Terminal and Kanawha River Terminals (“KRT”). Additionally, Dismal River Terminal (“DRT”) is operated by SXC.

	Three Months Ended March 31,
(Dollars in millions)	2019	2018	Increase (Decrease)
Revenues	$22.3	$22.3	$—
Intersegment sales	$6.5	$5.4	$1.1
Adjusted EBITDA(1)	$12.7	$13.6	$(0.9)
Tons handled (thousands of tons)(2)	5,784	5,821	(37)
CMT take-or-pay shortfall tons (thousands of tons)(3)	669	172	497

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.
(2)	Reflects inbound tons handled during the period.
(3)	Reflects tons billed under take-or-pay contracts where services have not yet been performed.

Revenues were reasonably consistent with the prior year period. Adjusted EBITDA decreased by $0.9 million, driven primarily by incremental high water costs at CMT during the current period.

Brazil Coke

Brazil Coke consists of a cokemaking facility in Vitória, Brazil, which we operate for an affiliate of ArcelorMittal.

Revenues and Adjusted EBITDA were $9.7 million and $4.5 million, respectively, during the first quarter 2019, which was comparable to Revenues and Adjusted EBITDA of $10.1 million and $4.7 million, respectively, during the first quarter 2018.

Corporate and Other

Corporate and other expenses, which include costs related to our legacy coal mining business, were $8.4 million during the first quarter 2019, which was comparable with the prior year period of $8.6 million.

2019 OUTLOOK

Our 2019 guidance, which does not include the benefit from the Simplification Transaction, is as follows:

•	Domestic coke production is expected to be approximately 4.1 million tons

•	Consolidated Adjusted EBITDA is expected to be between $265 to $275 million

•	Adjusted EBITDA attributable to SXC is expected to be between $182 to $188 million, reflecting the impact of public ownership in SXCP

•

Capital expenditures are projected to be between $110 to $120 million, including $40 million to $48 million related to our Indiana Harbor oven rebuild project and approximately $6 million related to completing our Granite City gas sharing project

•	Cash generated by operations is estimated to be between $180 million and $195 million

•	Cash taxes are projected to be between $4 to $8 million

RELATED COMMUNICATIONS

We will host our quarterly earnings call at 8:30 a.m. Eastern Time (7:30 a.m. Central Time) today. The conference call will be webcast live and archived for replay in the Investors section of www.suncoke.com. Investors may participate in this call by dialing 1-833-236-5757 in the U.S. or 1-647-689-4185 if outside the U.S., confirmation code 4246288.

SUNCOKE ENERGY, INC.

SunCoke Energy, Inc. (NYSE: SXC) supplies high-quality coke to the integrated steel industry under long-term, take-or-pay contracts that pass through commodity and certain operating costs to customers. We utilize an innovative heat-recovery cokemaking technology that captures excess heat for steam or electrical power generation. We are the sponsor of SunCoke Energy Partners, L.P. (“Partnership”) (NYSE: SXCP), a publicly traded master limited partnership. At March 31, 2019, we owned the general partner of the Partnership, which consists of a 2.0 percent ownership interest and incentive distribution rights, and owned a 60.4 percent limited partner interest in the Partnership. Our cokemaking facilities are located in Illinois, Indiana, Ohio, Virginia and Brazil. To learn more about SunCoke Energy, Inc., visit our website at www.suncoke.com.

DEFINITIONS

•

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted for any impairments, loss on extinguishment of debt, changes to our contingent consideration liability related to our acquisition of CMT and/or transaction costs incurred as part of the Simplification Transaction. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or operating income under accounting principles generally accepted in the U.S. (“GAAP”) and may not be comparable to other similarly titled measures in other businesses. Management believes Adjusted EBITDA is an important measure of the operating performance and liquidity of the Company’s net assets and its ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance and liquidity. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, and they should not be considered a substitute for net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP.

•	Adjusted EBITDA attributable to SXC represents Adjusted EBITDA less Adjusted EBITDA attributable to noncontrolling interests.

IMPORTANT NOTICE TO INVESTORS

This communication includes important information about the proposed and pending acquisition by SXC of all publicly held common units of SXCP. SXC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a draft joint prospectus/consent statement/proxy statement of SXC and SXCP. Once the SEC has completed its review of this filing and declared it effective, SXC and SXCP security holders are urged to read the definitive joint prospectus/consent statement/proxy statement and other documents filed with the SEC regarding the proposed transaction carefully and in their entirety when they become available because they will contain important information. Investors may obtain a free copy of the draft joint prospectus/consent statement/proxy statement at any time and will be able to obtain a free copy of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as copies of the filings with the SEC that will be incorporated by reference in such definitive joint prospectus/consent statement/proxy statement, can be obtained, without charge by directing a request either to SXC, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations or to SXCP, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations.

The respective directors and executive officers of SXC and SXCP may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934 as amended) in respect of the proposed transaction. Information about SXC’s directors and executive officers is available in SXC’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019. Information about SXCP’s directors and executive officers is available in SXCP’s annual report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint definitive prospectus/consent statement/proxy statement, when available, and other relevant materials filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Some of the statements included in this press release constitute “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements include all statements that are not historical facts and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXC) that could cause actual results to differ materially.

Such risks and uncertainties include, but are not limited to domestic and international economic, political, business, operational, competitive, regulatory and/or market factors affecting SXC, as well as uncertainties related to: pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental regulations; gains and losses related to acquisition, disposition or impairment of assets; recapitalizations; access to, and costs of, capital; the effects of changes in accounting rules applicable to SXC; and changes in tax, environmental and other laws and regulations applicable to SXC’s businesses.

Forward-looking statements are not guarantees of future performance, but are based upon the current knowledge, beliefs and expectations of SXC management, and upon assumptions by SXC concerning future conditions, any or all of which ultimately may prove to be inaccurate. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. SXC does not intend, and expressly disclaims any obligation, to update or alter its forward-looking statements (or associated cautionary language), whether as a result of new information, future events or otherwise after the date of this press release except as required by applicable law.

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, SXC has included in its filings with the Securities and Exchange Commission cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by SXC. For information concerning these factors, see SXC’s Securities and Exchange Commission filings such as its annual and quarterly reports and current reports on Form 8-K, copies of which are available free of charge on SXC’s website at www.suncoke.com. All forward-looking statements included in this press release are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this release also could have material adverse effects on forward-looking statements.

SunCoke Energy, Inc.

Consolidated Statements of Income

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(Dollars and shares in millions, except per share amounts)
Revenues
Sales and other operating revenue	$391.3	$350.5

Costs and operating expenses
Cost of products sold and operating expenses	307.4	270.6
Selling, general and administrative expenses	16.7	15.9
Depreciation and amortization expense	37.2	32.9

Total costs and operating expenses	361.3	319.4

Operating income	30.0	31.1
Interest expense, net	14.8	15.8
Loss on extinguishment of debt	—	0.3

Income before income tax expense	15.2	15.0
Income tax expense	3.0	2.0

Net income	12.2	13.0
Less: Net income attributable to noncontrolling interests	2.4	4.3

Net income attributable to SunCoke Energy, Inc.	$9.8	$8.7

Earnings attributable to SunCoke Energy, Inc. per common share:
Basic	$0.15	$0.13
Diluted	$0.15	$0.13
Weighted average number of common shares outstanding:
Basic	64.9	64.6
Diluted	65.3	65.4

SunCoke Energy, Inc.

Consolidated Balance Sheets

	March 31, 2019	December 31, 2018
	(Unaudited)
	(Dollars in millions, except par value amounts)
Assets
Cash and cash equivalents	$143.9	$145.7
Receivables	86.3	75.4
Inventories	150.7	110.4
Income tax receivable	—	0.7
Other current assets	6.2	2.8

Total current assets	387.1	335.0

Properties, plants and equipment (net of accumulated depreciation of $866.0 million and $855.8 million at March 31, 2019 and December 31, 2018, respectively)	1,459.0	1,471.1
Goodwill	76.9	76.9
Other intangible assets, net	154.1	156.8
Deferred charges and other assets	20.2	5.5

Total assets	$2,097.3	$2,045.3

Liabilities and Equity
Accounts payable	$145.7	$115.0
Accrued liabilities	42.3	45.6
Deferred revenue	7.5	3.0
Current portion of long-term debt and financing obligation	4.5	3.9
Interest payable	16.8	3.6
Income tax payable	1.2	—

Total current liabilities	218.0	171.1

Long-term debt and financing obligation	828.8	834.5
Accrual for black lung benefits	45.6	44.9
Retirement benefit liabilities	24.6	25.2
Deferred income taxes	254.3	254.7
Asset retirement obligations	13.2	14.6
Other deferred credits and liabilities	25.8	17.6

Total liabilities	1,410.3	1,362.6

Equity
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no issued shares at both March 31, 2019 and December 31, 2018	—	—
Common stock, $0.01 par value. Authorized 300,000,000 shares; issued 72,578,808 and 72,233,750 shares at March 31, 2019 and December 31, 2018, respectively	0.7	0.7
Treasury stock, 7,477,657 shares at both March 31, 2019 and December 31, 2018	(140.7)	(140.7)
Additional paid-in capital	488.0	488.8
Accumulated other comprehensive loss	(13.1)	(13.1)
Retained earnings	137.2	127.4

Total SunCoke Energy, Inc. stockholders’ equity	472.1	463.1
Noncontrolling interests	214.9	219.6

Total equity	687.0	682.7

Total liabilities and equity	$2,097.3	$2,045.3

SunCoke Energy, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(Dollars in millions)
Cash Flows from Operating Activities:
Net income	$12.2	$13.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	37.2	32.9
Deferred income tax (benefit) expense	(0.4)	0.2
Payments in excess of expense for postretirement plan benefits	(0.6)	(0.6)
Share-based compensation expense	0.9	0.8
Loss on extinguishment of debt	—	0.3
Changes in working capital pertaining to operating activities:
Receivables	(10.9)	(6.8)
Inventories	(40.3)	0.9
Accounts payable	29.9	14.0
Accrued liabilities	(4.4)	(8.7)
Deferred revenue	4.5	1.9
Interest payable	13.2	11.7
Income taxes	1.9	(0.6)
Other	(7.9)	(1.7)

Net cash provided by operating activities	35.3	57.3

Cash Flows from Investing Activities:
Capital expenditures	(20.9)	(15.4)

Net cash used in investing activities	(20.9)	(15.4)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	—	45.0
Repayment of long-term debt	(0.3)	(44.9)
Debt issuance costs	—	(0.5)
Proceeds from revolving credit facility	60.7	53.5
Repayment of revolving credit facility	(65.7)	(53.5)
Repayment of financing obligation	(0.7)	(0.6)
Acquisition of additional interest in the Partnership	—	(3.4)
Cash distribution to noncontrolling interests	(7.1)	(10.6)
Other financing activities	(3.1)	(0.1)

Net cash used in financing activities	(16.2)	(15.1)

Net (decrease) increase in cash and cash equivalents	(1.8)	26.8
Cash and cash equivalents at beginning of period	145.7	120.2

Cash and cash equivalents at end of period	$143.9	$147.0

Supplemental Disclosure of Cash Flow Information
Interest paid, net of capitalized interest of $1.2 million and $0.5 million, respectively	$0.9	$3.0
Income taxes paid	$1.0	$2.3

SunCoke Energy, Inc.

Segment Financial and Operating Data

The following tables set forth financial and operating data for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
	(Dollars in millions, except per ton amounts)
Sales and other operating revenues:
Domestic Coke	$359.3	$318.1
Brazil Coke	9.7	10.1
Logistics	22.3	22.3
Logistics intersegment sales	6.5	5.4
Elimination of intersegment sales	(6.5)	(5.4)

Total sales and other operating revenues	$391.3	$350.5

Adjusted EBITDA(1):
Domestic Coke	$58.5	$54.3
Brazil Coke	4.5	4.7
Logistics	12.7	13.6
Corporate and Other(2)	(8.4)	(8.6)

Total Adjusted EBITDA	$67.3	$64.0

Coke Operating Data:
Domestic Coke capacity utilization	96%	92%
Domestic Coke production volumes (thousands of tons)	1,006	962
Domestic Coke sales volumes (thousands of tons)	1,004	974
Domestic Coke Adjusted EBITDA per ton(3)	$58.27	$55.75
Brazilian Coke production—operated facility (thousands of tons)	419	441
Logistics Operating Data:
Tons handled (thousands of tons)(4)	5,784	5,821
CMT take-or-pay shortfall tons (thousands of tons)(5)	669	172

(1)	See definition of Adjusted EBITDA and reconciliation to GAAP elsewhere in this release.
(2)

Corporate and Other includes the activity from our legacy coal mining business, which contributed Adjusted EBITDA losses of $1.8 million and $2.3 million during the three months ended March 31, 2019, and 2018, respectively.

(3)	Reflects Domestic Coke Adjusted EBITDA divided by Domestic Coke sales volumes.
(4)	Reflects inbound tons handled during the period.
(5)	Reflects tons billed under take-or-pay contracts where services have not yet been performed.

SunCoke Energy, Inc.

Reconciliations of Non-GAAP Information

Net Cash Provided by Operating Activities

to Net Income and Adjusted EBITDA

	Three Months Ended March 31,
	2019	2018
	(Dollars in millions)
Net cash provided by operating activities	$35.3	$57.3
Subtract:
Depreciation and amortization expense	37.2	32.9
Deferred income tax (benefit) expense	(0.4)	0.2
Changes in working capital and other	(13.7)	11.2

Net income	$12.2	$13.0

Add:
Depreciation and amortization expense	$37.2	$32.9
Interest expense, net	14.8	15.8
Loss on extinguishment of debt	—	0.3
Income tax expense	3.0	2.0
Contingent consideration adjustments(1)	(0.4)	—
Simplification Transaction costs	0.5	—

Adjusted EBITDA	67.3	64.0

Subtract: Adjusted EBITDA attributable to noncontrolling interest(2)	18.9	19.0

Adjusted EBITDA attributable to SunCoke Energy, Inc.	$48.4	$45.0

(1)

In connection with the CMT acquisition, the Partnership entered into a contingent consideration arrangement that requires the Partnership to make future payments to the seller based on future volume over a specified threshold, price and contract renewals. Contingent consideration adjustments in 2019 were primarily the result of modifications to the volume forecast.

(2)	Reflects noncontrolling interest in Indiana Harbor and the portion of the Partnership owned by public unitholders.

SunCoke Energy, Inc

Reconciliation of Non-GAAP Information

Estimated 2019 Net Cash Provided by Operating Activities to Estimated Net Income

and Estimated Consolidated Adjusted EBITDA

	2019
	Low	High
Net cash provided by operating activities	$180	$195
Subtract:
Depreciation and amortization expense	150	145
Changes in working capital and other	(14)	(1)

Net income	$44	$51

Add:
Depreciation and amortization expense	150	145
Interest expense, net	65	65
Income tax expense	6	14

Adjusted EBITDA	$265	$275

Subtract:
Adjusted EBITDA attributable to noncontrolling interests(1)	83	87

Adjusted EBITDA attributable to SunCoke Energy, Inc.	$182	$188

(1)	Reflects non-controlling interest in Indiana Harbor and the portion of the Partnership owned by public unitholders.